

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
MAY 2 2 2002
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.
5-1-02

For the month of May, 2002

ASIACONTENT.COM, LTD.
(Translation of registrant's name into English)

18/F MLC TOWER
248 QUEEN'S ROAD EAST
WANCHAI, HONG KONG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit Index

Press Release

The Registrant issued a press release dated May 17, 2002 announcing the appeal of Nasdaq's decision to delist the Registrant's securities from the Nasdaq National Market. The press release is attached as Exhibit 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 22, 2002

ASIACONTENT.COM, LTD

(Registrant)

By: 

GEORGE CHAN
Chief Financial Officer

Exhibit 1

Asiacontent.com to Appeal Nasdaq Decision

Asiacontent.com, Ltd. (Nasdaq: IASIA) (hereinafter "Asiacontent.com" or the "Company") today announced that it has received a Nasdaq Staff Determination Letter stating that the Company has failed to maintain a minimum market value of publicly held shares of $5,000,000 and a minimum bid price per share of $1.00 as required by Marketplace Rules 4450(a)(2) and 4450(a)(5), respectively, for continued listing and that the Company's securities are, therefore, subject to delisting from the Nasdaq National Market.

The Company will appeal the Nasdaq Staff Determination and request a hearing before Nasdaq's Listing Qualifications Panel, which will be scheduled within 45 days of the Company's appeal. The Company will continue to trade on the Nasdaq National Market under the symbol "IASIA" pending the outcome of these proceedings.

On May 10, 2002, the Nasdaq Staff also notified the Company that it did not meet the audit committee requirement for continued listing under Marketplace Rule 4350(d)(2). The Company must provide the Nasdaq Staff on or before May 24, 2002 with the Company's specific plan and timetable to achieve compliance with the audit committee requirement. At this time, the Company does not expect that it will satisfy the audit committee requirement, which may subject the Company's securities to delisting from the Nasdaq National Market.

There is no assurance that the Company will be successful in its appeal on the issues raised in the May 16, 2002 Staff Determination Letter or with respect to the audit committee deficiency. If the Company's common stock should ultimately be delisted from the Nasdaq National Market, it is currently eligible to be quoted on the electronic bulletin board.

Asiacontent.com delivers targeted online advertising solutions through its DoubleClick Media Asia advertising network in Korea, China, Hong Kong, Taiwan and Singapore. In partnership with MTV Networks, Asiacontent.com produces local-language music news, information and promotions targeting high-value youth in Korea, China, Taiwan, Southeast Asia and India.

The statements included above and elsewhere in this news release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Asiacontent.com cautions readers that forward-looking statements are based on Asiacontent.com's current expectations and views of future events and involve significant risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties which may cause actual results to differ from those described. More detailed information as to the factors that could cause actual results to vary can be found in the public filing made by the Company with the United States Securities and Exchange Commission and in press releases issued by the Company from time to time. The forward-looking statements in this press release relate only to events or information as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.